THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
            RULE 901 (d) OF REGULATION S-T

                     UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                  Washington, DC 20549

                      Schedule 13G

       Under the Securities Exchange Act of 1934
                (Amendment No.    4   )*

       Interchange Financial Services Corporation
                    (Name of Issuer)

        Common Stock, Par Value $.00 per share
             (Title of Class of Securities)

                       458447109
                     (CUSIP Number)

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



          (Continued on the following page(s))
                  Page 1 of  5   Pages

CUSIP NO.   458447109

(1)  Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons:

     First Union Corporation  56-0898180

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)
     (b)

(3)  SEC Use Only

(4)  Citizenship or Place of Organization:

     North Carolina

Number of Shares Beneficially Owned by Each Reporting
Person with:

(5)  Sole Voting Power              232,706
(6)  Shared Voting Power                  0
(7)  Sole Dispositive Power         228,552
(8)  Shared Dispositive Power        75,551

(9)  Aggregate Amount Beneficially Owned by Each
     Reporting Person

     308,257

(10) Check if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions)



(11) Percent of Class Represented by Amount in Row 9

     7.27 %      (based on   4,240,392   shares
     outstanding on  12/31/97)

(12) Type of Reporting Person (See Instructions)

          First Union Corporation (HC)

                                            Page 3 of 5
Item 1(a) Name of Issuer:

         Interchange Financial Services Corporation

Item 1(b) Address of Issuer's Principal Executive
Offices:

         Park 80 West/Plaza Two
         Saddle Brook, NJ  07662

Item 2(a) Name of Person Filing:

         First Union Corporation

Item 2(b) Address of Principal Business Office:

         One First Union Center
         Charlotte, North Carolina 28288-0137

Item 2(c) Citizenship:

         North Carolina

Item 2(d) Title of Class of Securities:

         Common Stock, Par Value $.00 per share

Item 2(e) CUSIP Number:

         458447109

Item 3      If this statement is filed pursuant to Rules
            13d-1(b), or 13d-2(b), check whether the person filing is a:

            (g)[X]Parent Holding Company, in accordance with section 240.13d-1(b) (ii) (G)

Item 4      Ownership.

            (a)Amount Beneficially Owned:          308,257
            (b)Percent of Class:                     7.27%

            Number of shares as to which such person has:
            (i)sole power to vote or to direct the vote
              232,706

            (ii)shared power to vote or to direct the
              vote
              0

            (iii)sole power to dispose or to direct the
              disposition of
              228,552

            (iv)shared power to dispose or to direct
              the disposition of
              75,551

Item 5      Ownership of Five Percent or Less of a Class.


Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable

Item 7      Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on by the Parent Holding Company.

            First Union Corporation is filing this
            schedule pursuant to Rule 13d-1(b)(ii)(G) as indicated under Item 3(g). The relevant subsidiaries are Evergreen Asset Management
            Corporation (IA), Lieber & Company (IA) and
            First Union National Bank, Charlotte, NC
            (BK). Evergreen Asset Management Corporation and Lieber & Company are investment advisors for mutual funds and other clients; the securities reported by these subsidiaries are beneficially owned by such mutual funds or other clients. The other First Union entity listed above holds the security reported in a fiduciary capacity for its respective customers.

Item 8 Identification and Classification of Members of the Group.

            Not applicable

Item 9      Notice of Dissolution of Group.

            Not applicable

Item 10   Certification.

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                            Page 5 of 5
Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST UNION CORPORATION

April 1, 1998
Date




Signature

Karen F. Knudtsen,  Assistant Vice President &
Compliance Officer